Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Thomas S. Harman

Direct Phone: +1.202.373.6725

Direct Fax: +1.202.373.6001

thomas.harman@bingham.com

May 9, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen California Dividend Advantage Municipal Fund (the “Fund” or “Registrant”), File Nos. 333-186409 and 811-09161

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated February 28, 2013, and via telephone conference with Christina DiAngelo on February 22, 2013 (Comment 11A below) on the Fund’s Form N-2 (File Nos. 333-186409 and 811-09161), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 1, 2013. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2 (File Nos. 333-186409 and 811-09161), which was filed today with the SEC.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the paragraph under “Portfolio Contents” states that “[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments the income from which is exempt from regular federal and California income taxes.” Please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

May 9, 2013

Response: To avoid unnecessary repetition of the shareholder approval requirement, we will add the following language to the “Investment Objectives and Policies” section in the Prospectus Summary on page 4, “The Fund’s investment objectives and certain investment policies identified as such are considered fundamental and may not be changed without shareholder approval.” The referenced policy is identified as fundamental on the cover page. The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

2. Comment: Please disclose in this section that the Fund will invest at least 80% of its Managed Assets in securities that are expected to pay dividends. Please disclose in the appropriate section that this policy will not be changed without 60 days’ prior notice to shareholders (or that it is a fundamental policy). See Investment Company Act Release No. 24828 [66 FR 8509, 8511 (Feb. 1, 2001)].

Response: The term “Dividend” in the Fund’s name denotes the Fund’s principal performance objective that common shareholders expect to receive through their investments in the Fund, namely, tax-free dividends generated by the Fund’s investments in municipal securities. The term does not suggest a type of investment. Use of the term “dividend” in the Fund’s name is similar to the use of the term “income” where “income” is used to suggest that a fund emphasizes the achievement of current income and does not suggest a type of investment. The Commission staff specifically recognized this distinction in the use of the term in its Frequently Asked Questions to Rule 35d-1 at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. Where “income” was used to suggest an investment objective or strategy, and not a type of investment, the staff stated that Rule 35d-1 did not apply. As the term “dividend” in the Fund’s name is used in the same way, Rule 35d-1 does not apply and therefore the Fund is not required to adopt a policy to invest at least 80% of its Managed Assets in securities that are expected to pay dividends. As a result, no changes have been made in response to this comment.

3. Comment: Please summarize on the Cover Page the Fund’s policies with regard to the use of leverage. Note particularly that that the Fund currently employs financial leverage primarily through its outstanding VRDP Shares and that for the six months ended August 31, 2012, the average daily balance outstanding on VRDP Shares and annual dividend rate was $136,200,000 and 0.37%, respectively. Please also note that the Fund may invest up to 15% of its Managed Assets in inverse floating rate securities.

Response: Though not required by Form N-2, we will add the following language to the Cover Page, “The Fund currently employs financial leverage primarily through its outstanding variable rate demand preferred shares (referred to herein as “VRDP Shares”).” The language “The Fund may invest up to approximately 15% of its Managed Assets in inverse floating rate securities” already appears in the “Portfolio Contents” paragraph on the Cover Page.

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Prospectus Summary (Pages 1 – 14)

4. Comment: The first sentence of the second paragraph under “Investment Objectives and Policies” on page 1 states that “[a]s a fundamental investment policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal and California income taxes.” Consistent with Comment 1 above, please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

Response: Please see our response to Comment 1 above.

5. Comment: Consistent with Comment 2 above, please disclose in this section that the Fund will invest at least 80% of its Managed Assets in securities that are expected to pay dividends. Please disclose in the appropriate section that this policy will not be changed without 60 days’ prior notice to shareholders (or that it is a fundamental policy).

Response: Please see our response to Comment 2 above.

6. Comment: The first sentence of the seventh paragraph under “Investment Objectives and Policies” on page 5 states that “[a] security is considered investment grade quality if it is rated within the four highest grades by at least one of the nationally recognized statistical rating organizations (‘NRSROs’) that rate such security, or if it is unrated but judged to be of comparable quality by Nuveen Asset Management.” However, the second sentence of such paragraph states that “[b]elow investment grade quality municipal securities include those municipal securities that are rated investment grade by one or more NRSROs, but rated below investment grade by at least one NRSRO.” These sentences appear to be contradictory, as an investment that is rated as investment quality by one NRSRO and as below investment grade by another NRSRO would be deemed to be investment grade quality by the first sentence and below investment grade by the second sentence. Please revise this paragraph to disclose the Fund’s policy more clearly.

Response: We will delete the second sentence of the seventh paragraph on page 5.

7. Comment: The last sentence of the third paragraph under “Distribution Through At-the-Market Transactions” on page 8 states that “[u]nless otherwise indicated in a further Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis.” Please tell us what is meant by the term “reasonable efforts” basis and how it differs from a “best efforts” basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

May 9, 2013

Response: We do not expect that Nuveen Securities would be deemed to be an underwriter in connection with an at-the-market sale of Common Shares of the Fund, and the purpose of the statement under “Distribution Through At-the-Market Transactions” to which you refer is to clarify that, to the extent Nuveen Securities is deemed to be an underwriter, it will not be acting as such in the manner of more traditional offerings. Unlike an underwriter in a firm commitment underwriting, Nuveen Securities would not purchase and resell a fixed number of securities. Unlike an underwriter in a best efforts underwriting, Nuveen Securities will not set a minimum or maximum numbers of shares to be sold and, therefore, will not establish an escrow account to be used pending the sales process. Instead, Nuveen Securities will merely use reasonable efforts to facilitate the sale of shares to purchasing broker-dealers. Because the at-the-market sales of Common Shares of the Fund would not involve a best efforts underwriting, the Registrant has not included the information required by Instruction 5 of Item 1 of Form N-2.

8. Comment: The fifth paragraph under “Leverage Risk” on page 15 states that “[t]he Fund may invest in the securities of other investment companies, which may themselves be leveraged and therefore present similar risks to those described above.” Please also disclose in this section that this additional leverage serves to magnify the risk.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

9. Comment: The first sentence of the second paragraph under “Derivatives Risk, including the Risk of Swaps” on page 17 states that “[t]he Fund may enter into various types of derivatives transactions, including futures, options, swaps (including credit default swaps, interest rate swaps and total return swaps), among others.” Please confirm that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy. With respect to the Fund’s investments in total return swaps, please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: We confirm that the derivatives listed in the sentence referenced above are currently all the derivatives that the Fund may invest in as a principal investment strategy. Registrant also confirms that it complies with the requirements set forth in 10666 and is aware of the Commission’s recent

May 9, 2013

concept release relating to the use of derivatives and that it may issue future guidance relating to same which may impact the operation of the Fund. In addition, the following language appears on pages 16 and 50 of the Prospectus, “The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.”

10. Comment: Please include in the section entitled “Distributions” on page 18 disclosure similar to the disclosure included on page 57 stating that distributions made by the Fund may be a return of capital; that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares; and that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital and clarifying language to this effect will be added to the registration statement. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax-exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code of 1986, as amended, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions. Therefore, we have not added the disclosure to “Distributions” in the Prospectus Summary.

Summary of Fund Expenses (Pages 20 – 21)

11. Comment: Please state in the narrative following the table that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response: We will add the following language in the Fund’s next pre-effective amendment, “Other Expenses are estimated based on actual expenses from the prior fiscal year.”

11A. Comment: The fee table estimates the fees on VRDP shares as 63 bps, but the financials have an estimate of 67 bps – please explain the difference.

Response: The financial highlights table in the semi-annual report is showing an incorrect basis point amount for interest; two things to note about this error: a) it is only the table that shows the wrong bps, (the gross expense ratio is

May 9, 2013

correct), and b) this is a semi-annual report, so the number will be updated when the annual report is filed. For purposes of the N-2, the correct amount of interest basis points is shown, which is the 63 bps.

Trading and Net Asset Value Information (Page 25)

12. Comment: Please also disclose in this section: (a) whether the Fund’s Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. Alternatively, the Fund may include a cross-reference to the relevant disclosure (e.g., see “Repurchase of Fund Shares; Conversion to Open-End Fund on page 63 of the Prospectus). See Item 8.5.d. of Form N-2.

Response: The table on page 25 of the Prospectus shows the Fund’s historical trading at premiums and discounts. To address (b) and (c), we will add a cross-reference to relevant disclosure in “Repurchase of Fund Shares; Conversion to Open-End Fund” beginning on page 63 of the Prospectus.

The Fund’s Investments (Pages 26 – 38)

13. Comment: The third sentence of the sixth paragraph under “Investment Policies” on page 29 states that “during temporary defensive periods (e.g., times when, in NFALLC opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt bond market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund’s cash fully invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable (or in securities of other open- or closed-end investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly).” Please state in this section that the Fund may not achieve its investment objectives during this period.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

14. Comment: The first sentence of the first paragraph under “Municipal Securities” on page 30 states that “[t]he Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal bonds, notes and securities that provide for the payment of interest income that is exempt from regular federal income tax” (emphasis added). Please tell us whether the Fund’s investments in derivatives will be counted towards the Fund’s 80% tests. If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.

May 9, 2013

Response: Registrant does count investments in derivatives towards the satisfaction of its policies to invest at least 80% of its Managed Assets in municipal securities exempt from taxes. Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of Registrant for purposes of measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Securities and Exchange Commission or its staff issues additional guidance in this area, Registrant reserves the right to modify its policies in accordance with such guidance.1

15. Comment: The last paragraph prior to “Municipal Leases and Certificates of Participation” on page 31 discusses the concept of duration. Please also disclose in this section the Fund’s average duration as of a recent date. Provide an example of duration

Response: We will add the following to the last paragraph prior to “Municipal Leases and Certificates of Participation:” “For example, the price of a bond with an effective duration of two years will rise (fall) two percent for every one percent decrease (increase) in its yield, and the price of a five-year duration bond will rise (fall) five percent for a one percent decrease (increase) in its yield.” Additionally, we will disclose the average fund duration as of a recent date at the end of that paragraph.

16. Comment: The fourth to last sentence under “Limitations on the Use of Futures, Futures Options and Swaps” on page 37 states that “[t]he CFTC amendments to Regulation 4.5 took effect on December 31, 2012, and the Fund either must comply with amended Regulation 4.5’s requirements, or, if required, NFALLC and/or Symphony will register with respect to the Fund as a commodity pool operator with the CFTC.” Please disclose in this section what the Fund will do.

Response: We will revise the relevant language in the Fund’s next pre-effective amendment to state, “The CFTC amendments to Regulation 4.5 took effect on December 31, 2012, and the Fund intends to comply with amended Regulation 4.5’s requirements such that NFALLC and/or Nuveen Asset Management will not be required to register with respect to the Fund as a commodity pool operator with the CFTC.”

[1]

The Securities and Exchange Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

May 9, 2013

17. Comment: The first sentence of the first paragraph under “Other Investment Companies” on page 37 states that “[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds (‘ETFs’)) that invest primarily in municipal securities of the types in which the Fund may invest directly.” Please confirm to us that no acquired fund fees and expenses are required to be included in the fee table on page 20.

Response: We confirm that no acquired fund fees and expenses are required to be included in the fee table on page 20.

Risk Factors (Pages 41 – 54)

18. Comment: The second sentence of the paragraph under “Certain Affiliations” on page 51 states that “[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions.” Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Description of Shares (Pages 60 – 61)

19. Comment: Please disclose in the appropriate section how Common Shares will be voted (e.g., one vote per share).

Response: We will add the following sentence after the third sentence in the first paragraph under “Description of Shares:” “Each Common Share has one vote with respect to matters upon which a shareholder vote is required, consistent with the requirements of the 1940 Act and the rules promulgated thereunder, and will vote together as a single class.”

STATEMENT OF ADDITIONAL INFORMATION

Use of Proceeds (Page 1)

20. Comment: The first sentence of the paragraph under “Use of Proceeds” on page 1 states that “[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in various securities, including municipal bonds and notes,

May 9, 2013

other securities issued to finance and refinance public projects, and related securities and derivative instruments creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal income tax (“municipal securities”), in accordance with the Fund’s investment objectives and policies as stated below.” However, the first sentence of the first paragraph under “Use of Proceeds” on page 25 of the Prospectus states that “[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in municipal securities in accordance with the Fund’s investment objectives and policies as stated below.” Please revise these sentences so that they are consistent.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Investment Restrictions (Pages 1 – 3)

21. Comment: Investment Restriction 2 on page 2 states that the Fund will not “[b]orrow money, except from banks for temporary or emergency purposes or for repurchase of its shares, and then only in an amount not exceeding one-third of the value of the Fund’s total assets including the amount borrowed (including the amount borrowed) less the Fund’s liabilities (other than borrowings).” The phrase “including the amount borrowed” is repeated. Please delete one of these phrases.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

22. Comment: The last paragraph prior to “Investment Policies and Techniques” on page 3 states that “[a]t least six months prior to the scheduled redemption of all outstanding VRDP Shares in 2041, the Fund will maintain segregated assets rated at least investment grade (and including Deposit Securities in an amount equal to 20% of segregated assets, with 135 days remaining to the redemption date, increasing to 100% with 15 days remaining) with a market value equal to at least 110% of the liquidation preference of all outstanding VRDP Shares until the redemption of all such outstanding VRDP Shares” (emphasis added). Please define the term “Deposit Securities” in this section.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Investment Policies and Techniques (Pages 4 – 20)

23. Comment: The first sentence of the second paragraph under “Segregation of Assets” on page 17 states that “[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff” (emphasis added). Please disclose in this section what is meant by the term “generally” in this context.

May 9, 2013

Response: We will replace the sentence with, “To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used for other operational purposes.”

Investment Adviser, Sub-Adviser and Portfolio Manager (Pages 43 – 47)

24. Comment: The first sentence of the second paragraph under “Annual cash bonus” on page 46 states that “[a] portion of each portfolio manager’s annual cash bonus is based on the Fund’s investment performance, generally measured over the past one- and three or five-year periods unless the portfolio manager’s tenure is shorter.” Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Response: We have modified the language to indicate that performance-based compensation will be based on pre-tax performance.

Proxy Voting Policies (Page 48)

25. Comment: The first sentence of the second paragraph under “Proxy Voting Policies” on page 48 states that “[i]n the rare event that a municipal issuer held by the Fund were to issue a proxy, or that the Fund were to receive a proxy issued by a cash management security, Nuveen Asset Management would either engage an independent third party to determine how the proxy should be voted or vote the proxy with the consent, or based on the instructions, of the Fund’s Board of Directors or its representative.” Because the Fund does not invest exclusively in non-voting securities, please state that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (a) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s website at a specified Internet address; or both; and (b) on the Commission’s website at http://www.sec.gov. See Item 18.16 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

May 9, 2013

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Long at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy

Gifford Zimmerman